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                              February 5, 2021

       Anuradha B. Subramanian
       Chief Financial Officer
       Bumble Inc.
       1105 West 41st Street
       Austin, Texas 78756

                                                        Re: Bumble Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252124

       Dear Ms. Subramanian:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note revisions made to the cover page in response to prior comment 1. Please further revise the cover page
to clearly explain: (1) the meaning of the phrase "High Vote
                                                        Termination Date" in
plain English; and (2) how providing disparate voting rights will promote the board's
ability to execute Bumble's mission-first strategy.
       Organizational Structure, page 78

   2. We note your response to prior comment 3; yet, it is still not clear why it was necessary to accomplish your
post-IPO capital structure by having differing voting rights for both the
                                                        Class A and Class B
common stock. Advise whether there was a reason why the desired
 Anuradha B. Subramanian
Bumble Inc.
February 5, 2021
Page 2
      relative voting power among the Pre-IPO shareholders, Pre-IPO common unitholders,
      Principal Stockholders and public shareholders was not established through differing voting rights for only the Class B common stock with the Class A common stock having one vote per share for all holders.
3. Revise your pre- and post-IPO organizational charts to include the Principal
      Stockholders. In addition, revise the pre-IPO chart to reflect the ownership interests of the
      Pre-IPO shareholders and common unitholders.
Description of Capital Stock, page 222

4. Disclosure added in response to prior comment 1 indicates that shares of Class A and
      Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder's Class A or Class B common stock and common units. Further, you note that Blackstone may assign its rights and obligations under the stockholders agreement, including its ability to designate an assignee as a Principal
      Stockholder. In light of the above disclosure, including your use of the word "generally,"
      please revise to more clearly summarize the extent to which the identity of the Principal
      Stockholders may change following the IPO, and how shareholders would be informed of any such changes.
General

5. We note that your Principal Stockholders table discloses the number of common units beneficially owned by the Principal Stockholders. Please clarify whether you intend to update this disclosure annually or more frequently. If the latter, please clarify how this ongoing disclosure will be provided.
6. It appears that Accel will no longer be a Principal Stockholder. If true, please file a revised stockholders agreement to reflect this. Alternatively, if Accel will be a Principal
      Stockholder, please revise your disclosures accordingly.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameAnuradha B. Subramanian
                                                             Division of
Corporation Finance
Comapany NameBumble Inc.
                                                             Office of
Technology
February 5, 2021 Page 2
cc:       Joshua Ford Bonnie
FirstName LastName